UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

        For the Quarterly Period Ended September 30, 1997





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
                                _
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

 Name of      Energy or                                  Percentage
reporting    gas related       Date of      State of     of voting       Nature of
 company      company       organization  organization  securities held   business
------------------------------------------------------------------------------------------
Entergy       Energy        May 17, 1995    Delaware    a 100% owned     The brokering
Power         related                                 owned subsidiary   marketing of
Marketing     business                                and of Entergy     energy comm-
Corporation                                           Corporation        odities, including
(EPMC)                                                                   but not limited
(new)                                                                    to electricity,
                                                                         natural or
                                                                         manufactured gas
                                                                         and other combustible
                                                                         fuels ("Energy
                                                                         marketing and
                                                                         brokering"). See below
                                                                         for description of the
                                                                         activities during the
                                                                         reporting period.

EPMC Activities

      During the quarterly period ended September 30, 1997, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers. During this period, EPMC received and delivered 6,267,590 MWH's of power and 578,350 mmbtu's of natural gas.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL
CONTRIBUTIONS


Company   Type of   Principal  Issue               Person to    Collateral  Consideration
issuing   security  amount of   or      Cost of  whom security  given with  received for
security   issued   security   renewal  capital    was issued   security    each security
------------------------------------------------------------------------------------------

  EPMC     Common     250      Issue     N/A       Entergy         N/A      $25,000,000
           stock     shares                       Corporation               or $100,000
                                                                            per share

Company contributing       Company receiving       Amount of capital
      capital                   capital              contribution
--------------------       -----------------       -----------------
      None                        None                  None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf
                     of Associated Companies

Reporting   Associate
 company    company    Types of    Direct   Indirect  Cost of   Total
rendering  receiving   services    costs     costs    capital  amount
services   services    rendered   charged   charged            billed
---------------------------------------------------------------------

  None      None        N/A         -0-       -0-       N/A     -0-


   Part II - Transactions Performed by Associated Companies on
                  Behalf of Reporting Companies

 Associate   Reporting
  company     company    Types of      Direct    Indirect  Cost     Total
 rendering   receiving   services      costs      costs     of      amount
  services    services   rendered     charged     charged  capital  billed

  Entergy       EPMC   Professional  $2,399,000    $-0-     N/A    $2,399,000*
Enterprises,           services and
 Inc.(EEI)             back office
                       support.


*Includes Entergy Services, Inc. costs of $302,444 for services rendered to EPMC indirectly through EEI.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of
    September 30, 1997                        $17,068,943,000   Line 1
  Total capitalization multiplied by 15%
    (line 1 multiplied by 0.15)                 2,560,341,450   Line 2
  Greater of $50 million or line 2              2,560,341,450   Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)           27,500,000
      Total current aggregate investment*          27,500,000   Line 4

Difference between the greater of $50 million
or 15% of capitalization and the total
aggregate investment of the registered
holding company system (line 3 less line 4)    $2,532,841,450   Line 5


*Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

 Major line of       Other            Other         Reason for
energy-related   investment in    investment in   difference in
   business       last U-9C-3      this U-9C-3        other
                    report           report         investment
---------------------------------------------------------------
Energy            $2,500,000*      $2,500,000*         N/A
marketing and
brokering
(EPMC)

* EPMC  received  an  order  from the Federal  Energy  Regulatory
  Commission  on October 12, 1995 determining that  EPMC  was  an
  exempt  wholesale generator under Section 32 of  the  Act.   On
  July  29, 1996, EPMC issued and sold 250 shares of common stock
  to   Entergy  Corporation  for  $2,500,000  pursuant   to   the
  financing  exemption set forth in Section  32.   EPMC  withdrew
  its exempt wholesale generator status on March 24, 1997.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

     Filed under confidental treatment pursuant to Rule 104(b).

B. Exhibits


     Certificate of filing of Form U-9C-3 for the 2nd Quarter of 1997 with interested state commissions.


                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:  /s/Louis E. Buck
                                     -------------------
                                        Louis E. Buck
                                       Vice President,
                                 Chief Accounting Officer and
                                    Assistant Secretary


Dated:  November 25, 1997



Mary W. Cochran, Esq.            Norma K. Scogin, Esq.
Arkansas Public Service          Texas Attorney
Commission                       General's Office
1000 Center Street               300 West 15th Street/10th Flr.
Little rock, AR  72201           Austin, TX  78701

Lawrence C. St. Blanc, Sec.      Sherry A. Quirk, Esq.
Louisiana Public                 Verner, Liipfert, Bernhard
Service commission               McPherson and Hand
Post Office Box 91154            901 15th Street, NW/Suite 700
Baton Rouge, LA  70821-9154      Washington, DC  20005-2301

William Bruce McKinley, Esq.     Frank Spencer, Esq.
Mississippi Public               Assistant Attorney General
Service Commission               Mississippi Attorney
Walter Silers State Office Bldg  General's Office
550 High Street/19th Floor       Post Office Box 22947
Jackson, MS  39215               Jackson, MS  39225

George W. Fleming, Esq.          Mr. James Galloway, Filing Clerk
Mississippi Public               Central Records - PUCT
Utilities Staff                  7800 Shoal Creek Blvd.
Post Office Box 1174             Suite 400N
Jackson, MS  39215               Austin, TX  78757

Ms. Jacquelyn M. Frick           Hon. Emma J. Williams
Director                         Clerk of Council/City of New Orleans
City Council Utilities           Room 1E04, City Hall
 Regulatory Office               1300 Perdido Street
Room 6E07, City Hall             New Orleans, LA  70112
1300 Perdido Street
New Orleans, LA  70112



